Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

February 11, 2020

CONFIDENTIAL
VIA EDGAR

Re:         Trean Insurance Group, Inc.
Confidential Submission of Draft Registration Statement on Form S-1
Submitted February 11, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Trean Insurance Group, Inc., a Delaware corporation, (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of shares of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences the road show.

The Company respectfully advises the Staff that it has omitted certain executive compensation information. The Company undertakes that prior to the Company’s distributing a preliminary prospectus to investors, the registration statement on Form S-1 will include the executive compensation information. Additionally, the Company respectfully advises the Staff that it has omitted the third quarter 2019 financial statements, as they will not be required at the time of the registration statement's public filing. The Company undertakes that the full-year 2019 financial statements will be included when available in a subsequent submission.

If you have any questions regarding this submission, please contact the undersigned at (212) 735-2573, as counsel to the Company.

Very truly yours,

/s/ Dwight S. Yoo

cc:          Andrew M. O'Brien, President and Chief Executive Officer, Trean Insurance Group, Inc.
Julie A. Baron, Chief Financial Officer, Trean Insurance Group, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Shane Tintle, Davis Polk & Wardwell LLP